Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Paylocity Holding Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Paylocity Holding Corporation of our report dated August 14, 2015, with respect to the consolidated balance sheets of Paylocity Holding Corporation as of June 30, 2014 and 2015, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2015, which report appears in the June 30, 2015 annual report on Form 10-K of Paylocity Holding Corporation.

/s/ KPMG LLP

Chicago, Illinois
February 12, 2016